82-3023

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

04046191

SUPPL

RECEIVED
2004 NOV 18 P 1:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

November 11, 2004

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. ~~82-4991~~

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canadian Corporate News.

Yours very truly,

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

/dc

Encl.

dlw 11/22

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

File No. 82-4991

TSX Venture Exchange – GNH
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE FINANCING

November 11, 2004

The Company is pleased to announce that it has reached an agreement in principal to raise a total of $120,000.00 by way of an arms' length private placement. The proposed placement would consist of the purchase of 1,000,000 common shares of the Company at a price of $0.12 per share, with warrants attached to purchase an additional 1,000,000 common shares at a price of $0.20 per share if exercised within a one year period. A Finder's Fee of 10% will be paid to an arm's length third party.

The proceeds from the placement will be added to the Company's working capital.

The proposed private placement is subject to acceptance by the TSX Venture Exchange.

ON BEHALF OF THE BOARD

"Debra Chapman"

DEBRA CHAPMAN
Assistant Corporate Secretary

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 or visit **www.goldenhopemines.com**

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.